# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nomad Foods Ltd, CIK 0001651717
CUSIP: G6564A105
Title of class of securities: Ordinary Shares, No Par Value
Address of issuer's principal executive offices: Forge, 43 Church Street West,, Woking, United Kingdom (X0), GU216HT
Date of event which requires filing of this statement: 03/11/2026
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Sir Martin E. Franklin,, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- FRANKLIN MARTIN E (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 10,875,963; sole dispositive power 0; shared dispositive power 10,875,963; aggregate amount beneficially owned 10,875,963 (7.7% of the class)
- Martin E. Franklin Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 7,930,462; sole dispositive power 0; shared dispositive power 7,930,462; aggregate amount beneficially owned 7,930,462 (5.6% of the class)
- Brimstone Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 112,500; sole dispositive power 0; shared dispositive power 112,500; aggregate amount beneficially owned 112,500 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, No Par Value
Name of issuer: Nomad Foods Ltd
Address of issuer's principal executive offices: Forge, 43 Church Street West,, Woking, United Kingdom (X0), GU216HT
Comment: This Amendment No. 7 (the "Amendment") is being jointly filed by Sir Martin E. Franklin ("Sir Martin"), the Martin E. Franklin Revocable Trust (the "Franklin Trust") and Brimstone Investments, LLC, a Delaware limited liability company ("Brimstone" and together with Sir Martin and the Franklin Trust, collectively referred to as the "Reporting Persons") to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "Commission") on January 12, 2018 (as amended by Amendment No. 1 filed on June 15, 2018, Amendment No. 2 filed on January 7, 2019, Amendment No. 3 filed on January 6, 2020, Amendment No. 4 filed on January 6, 2021, Amendment No. 5 filed on May 9, 2022 and Amendment No. 6 filed on January 3, 2025, the "Statement") with respect to the ordinary shares, no par value (the "Ordinary Shares"), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the "Issuer"). The principal executive offices of the Issuer are located at Forge, 43 Church Street West Woking, GU21 6HT. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended by the addition of the following:

On March 10, 2026, the Franklin Trust purchased 147,853 Ordinary Shares in open market transactions at a weighted average price of approximately $10.1381 per share for an aggregate purchase price of $1,498,948.50.

On March 11, 2026, the Franklin Trust purchased 323,272 Ordinary Shares in open market transactions at a weighted average price of approximately $10.283 per share for an aggregate purchase price of $3,324,205.98.

On March 12, 2026, the Franklin Trust purchased 28,875 Ordinary Shares in open market transactions at a weighted average price of approximately $10.4564 per share for an aggregate purchase price of $301,928.55.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) - (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a)-(b) All percentages below have been calculated based on 142,086,092 Ordinary Shares outstanding as of February 24, 2026. As of the date hereof, Sir Martin beneficially owns 10,875,963 Ordinary Shares consisting of shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 10,875,963 Ordinary Shares controlled or held, directly or indirectly, by one or more of the Reporting Persons (each as further described below).

Each of Sir Martin, the Franklin Trust and Brimstone has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 10,875,963, 7,930,462 and 112,500 Ordinary Shares, respectively. The shares beneficially owned by Sir Martin consist of (i) 7,930,462 Ordinary Shares held by the Franklin Trust (all of which are deemed to be beneficially owned by the Franklin Trust and 7,222,212 of which are held directly by the Franklin Trust) and (ii) 112,500 Ordinary Shares held by Brimstone (all of which are deemed to be beneficially owned by Sir Martin and are held directly by Brimstone).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days: Paragraph (c) of the Statement is amended to add the following: Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit B - Joint Filing Agreement among the Reporting Persons, dated January 3, 2025 (incorporated by reference to Exhibit B to the Amendment filed by the Reporting Persons with respect to the Issuer on January 3, 2025).

## Signatures
- FRANKLIN MARTIN E: /s/ Martin E. Franklin, Sir Martin E. Franklin (03/12/2026)
- Martin E. Franklin Revocable Trust: /s/ Martin E. Franklin, Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust (03/12/2026)
- Brimstone Investments LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin; Title: Manager (03/12/2026)